November 13, 2023

CONFIDENTIAL AND VIA EDGAR
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Stephen Krikorian Ms. Melissa Walsh

Re: Phoenix New Media Ltd
Form 20-F for the Year Ended December 31, 2022
Response dated October 13, 2023
File No. 001-35158

Ladies and Gentlemen:

On behalf of our client, Phoenix New Media Limited (the “Company”), we are submitting this letter in response to your correspondence dated October 30, 2023 (the “October 30 Letter”) relating to the Company’s response letter, dated October 13, 2023 to the Commission’s comment letter dated September 29, 2023, concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on May 1, 2023.

In the October 30 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until December 4, 2023 and expects to respond no later than that date.

* * *

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Phoenix New Media Limited

Mr. Edward Lu, Chief Financial Officer